Exhibit 17.1

March 7, 2022

Greg,

Please accept the attached letter as my resignation from The Board of Altitude International Holdings, Inc. forthwith for personal reasons.

I wish you and the team the best of luck moving forward.

Regards,

/s/Greg

Professor Greg Whyte OBE PhD DSc FBASES FACSM